SECURITIES PURCHASE AGREEMENT

by and among

SKY QUARRY INC.,

2020 RESOURCES HOLDINGS LLC,

2020 RESOURCES LLC

and

2020 RESOURCES (CANADA) LTD.

Dated September 16, 2020

TABLE OF CONTENTS

EXHIBITS

Exhibit A   Form of ACMO Promissory Note
Exhibit B   Form of JPM Promissory Note

SCHEDULES

Schedule 1.4(b)(vii)   Specified Consents
Schedule 1.4(b)(viii) Indebtedness
Schedule 8.1   Buy-Back Amount

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the "Agreement") is made as of September 16, 2020, by and among Sky Quarry Inc., a Delaware corporation (the "Buyer"), 2020 Resources Holdings LLC, a Delaware limited liability company ("Seller"), 2020 Resources LLC, a Delaware limited liability company ("2020 US"), and 2020 Resources (Canada) Ltd., a named Alberta corporation ("2020 Canada", and together with 2020 US, the "Companies", and each of 2020 Canada and 2020 US, a "Company"). The Buyer, Seller, 2020 US and 2020 Canada are sometimes referred to individually as a "Party" and collectively as the "Parties." Certain capitalized terms that are used herein are defined in Article VIII herein.

RECITALS

WHEREAS, Seller owns (a) one hundred percent (100%) of the issued and outstanding limited liability company interests of 2020 US (the "Interests") and (b) one hundred common shares of 2020 Canada (without nominal or par value), which constitute one hundred percent (100%) of the issued and outstanding capital stock of 2020 Canada (the "Shares", and together with the Interests, the "Purchased Equity"); and

WHEREAS, the Parties desire that, subject to the terms and conditions of this Agreement, in exchange for the consideration set forth herein, the Buyer shall purchase from Seller the Purchased Equity.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises made herein, and in consideration of the representations, warranties, covenants and agreements herein contained, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
THE CLOSING; PURCHASE AND SALE OF SECURITIES

1.1   Purchase and Sale of Purchased Equity. At the Closing, subject to the terms and conditions of this Agreement, the Buyer shall purchase and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to the Buyer, the Purchased Equity, free and clear of any and all Liens.

1.2   Purchase Price. The aggregate purchase price to be paid by the Buyer for the Purchased Equity shall be the sum of (a) an amount in cash of $1,700,000.00, subject to adjustment pursuant to Section 1.4(a)(i) (as adjusted, the "Closing Purchase Price"), *plus* (b) the amounts payable pursuant to the ACMO Promissory Note, *plus* (c) the amounts payable pursuant to the JPM Promissory Note (such sum, the "Purchase Price").

1.3   Closing. The closing of the Transactions (collectively, the "Closing") shall take place on the date hereof at the offices of Sheppard, Mullin, Richter & Hampton LLP located at 30 Rockefeller Plaza, New York, NY 10112 (or at such other location as the Parties may agree or via the electronic exchange of execution versions of the Transaction Documents and the signature pages thereto via facsimile or via email by .pdf). The date of the Closing is referred to as the

"Closing Date", and the Closing shall be considered to be effective as of 12:01 A.M., Eastern Time, on the Closing Date.

      1.4   <u>Closing Deliverables</u>.

      (a)   At or prior to the Closing, the Buyer shall:

      (i)   pay to Seller by wire transfer of immediately available funds an amount equal to the Closing Purchase Price, (A) *less* the Deposit, (B) *less* the Payoff Amount, (C) *plus* the Prepaid Expenses Amount, (D) *plus* the Buy-Back Amount and (E) *plus* the Cash Amount;

      (ii)   pay on behalf of the Company, the Payoff Amount, by wire transfers of immediately available funds, as directed by Seller in the statement described in <u>Section 1.4(b)(ix)</u>;

      (iii)   deliver the ACMO Promissory Note and the JPM Promissory Note, duly executed by the Buyer, to Seller; and

      (iv)   deliver to Seller evidence of the Buyer's procurement of the Pollution Insurance Policies for each Company naming ACMO as an "additional insured", which evidence shall be in form and substance reasonably satisfactory to Seller and delivered to Seller at least five (5) days prior to the Closing Date.

      (b)   At or prior to the Closing, Seller shall deliver to the Buyer the following:

      (i)   an assignment of the Interests to the Buyer, in form and substance reasonably satisfactory to the Buyer, duly executed by Seller;

      (ii)   all certificates representing the Shares, accompanied by stock powers in form and substance reasonably satisfactory to the Buyer, duly executed by Seller;

      (iii)   a certificate of Seller, as the sole member of 2020 US, dated as of the Closing Date, in form and substance reasonably satisfactory to the Buyer, as to (A) copies of the certificate of formation of 2020 US and the Operating Agreement, in each case including all amendments thereto; (B) the payoff of all (I) trade accounts payable of 2020 US incurred with respect to the period prior to the Closing, (II) severance payments owed to employees of 2020 US who were terminated prior to the Closing and (III) Indebtedness of 2020 US outstanding immediately prior to the Closing; and (C) incumbency and signatures of the officers of executing Transaction Documents on behalf of 2020 US;

      (iv)   a certificate of Seller, as the sole shareholder of 2020 Canada, dated as of the Closing Date, in form and substance reasonably satisfactory to the Buyer, as to (A) a copy of the articles of incorporation of 2020 Canada, including all amendments thereto; (B) the payoff of all (I) trade accounts payable of 2020 Canada incurred with respect to the period prior to the Closing, (II) severance payments owed to employees of 2020 Canada who were terminated prior to the Closing and (III) Indebtedness of 2020

Canada outstanding immediately prior to the Closing; and (C) incumbency and signatures of the officers of executing Transaction Documents on behalf of 2020 Canada;

(v)   a certificate, dated within five (5) days of the Closing Date, as to the good standing (or comparable status) of the Companies from their respective jurisdictions of formation;

(vi)   a certificate from Seller pursuant to Treasury Regulations Section 1.1445-2(b) certifying that Seller is not a foreign person within the meaning of Section 1445 of the Code, in form and substance reasonably satisfactory to the Buyer;

(vii)   all consents, waivers, approvals, authorizations and notices of third parties set forth on Schedule 1.4(b)(vii);

(viii)   all appropriate payoff letters and UCC-3 termination statements or other documents evidencing the termination of all Liens held by the lenders under the Indebtedness listed on Schedule 1.4(b)(viii), all in form and substance reasonably acceptable to the Buyer;

(ix)   a statement setting forth the Payoff Amount (accompanied by reasonable supporting documentation), which shall be delivered at least three (3) Business Days prior to the Closing Date;

(x)   a statement setting forth the Prepaid Expenses Amount (accompanied by reasonable supporting documentation) and the Cash Amount, which shall be delivered at least one (1) Business Day prior to the Closing Date;

(xi)   the written resignation of Barclay Cuthbert from his position as a director of 2020 Canada and of Claude Pupkin from his position as manager of 2020 US, in form and substance reasonably acceptable to the Buyer;

(xii)   a copy of the Phase I environmental site assessment commissioned by 2020 US with respect to PR Spring Mine property located at 67750 South Seep Ridge Road, Bonanza, Utah; and

(xiii)   all other documents, certificates, instruments or writings required to be delivered by Seller at or prior to the Closing pursuant to this Agreement, including, but not limited to, the books and records maintained by each Company.

1.5   Withholding. Notwithstanding any other provision in this Agreement to the contrary, the Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as the Buyer is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Before making any such deduction or withholding, Buyer shall give Seller notice of the intention to make such deduction or withholding (except in the case of any withholding required as a result of a failure to deliver the certificate described in Section 1.4(b)(vi)), and such notice, which shall include the authority, basis, and method of calculation for the proposed deduction or withholding, shall be given at least three (3) Business Days before such deduction or withholding is required, in order for Seller to obtain any available reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable payee in respect of which such deduction and withholding was made by the Buyer.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to Seller that:

2.1   <u>Organization; Qualification; Power and Authorization</u>. The Buyer is a corporation, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Buyer has the corporate power and authority to enter into, deliver and carry out its obligations pursuant to each of the Transaction Documents to which it is a party. The Buyer is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where such authorization is required, except where the failure to be so authorized or in good standing would not result in a material adverse change in the ability of the Buyer to perform its obligations under this Agreement or on the ability of the Buyer to consummate the Transactions. The Buyer's execution, delivery and performance of each Transaction Document to which it is a party has been duly authorized by the Buyer and no other corporate proceeding on the part of the Buyer is necessary to authorize the Transaction Documents and the Transactions, and the Buyer has duly executed and delivered this Agreement and each other Transaction Document to which it is a party.

2.2   <u>Binding Effect and Noncontravention</u>.

(a)   Each Transaction Document to which the Buyer is a party constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles related to or limiting creditors' rights generally and by the availability of equitable remedies and defenses.

(b)   The execution, delivery and performance by the Buyer of the Transaction Documents to which the Buyer is a party and the consummation of the Transactions do not and shall not (with or without notice or lapse of time or both): (i) conflict with or result in a breach of the terms, conditions or provisions of the certificate of incorporation or bylaws (or similar governing documents) of the Buyer; (ii) result in the imposition of any Lien upon any of the properties or assets of the Buyer; (iii) result in a breach or violation by the Buyer of any of the terms, conditions or provisions of any material Law or Order to which the Buyer or any of its respective properties or assets is subject; or (iv) require any authorization, consent or approval of or by any third Person or Governmental Entity which has not heretofore been obtained.

2.3   <u>Brokers</u>. No broker, finder or similar agent has been employed by or on behalf of the Buyer, and no Person with which the Buyer has had any dealings or communications of any kind is entitled to any brokerage commission, finder's fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

2.4   <u>No Litigation</u>. There is no Action or Proceeding pending or, to the Knowledge of the Buyer, threatened against the Buyer or its respective properties, assets or businesses, or Order to which the Buyer is subject that would adversely affect the Buyer's performance of its obligations under this Agreement or which challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

2.5   Financial Capability; Solvency. The Buyer has sufficient funds to be able to pay in full the Purchase Price and any expenses incurred by the Buyer in connection with the Transactions. Following the Closing, the Buyer will be solvent. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay, or defraud either present or future creditors of either Company.

2.6   Inspection; No Other Representations. The Buyer has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery, and performance of this Agreement and the transactions contemplated hereby. The Buyer has received materials relating to the business of the Companies that it has requested and has been afforded the opportunity to obtain additional information to evaluate the merits of the transactions contemplated hereby. Without limiting the generality of the foregoing, the Buyer acknowledges that, except as set forth in Article III or Article IV (in each case including the related portions of the Seller Disclosure Schedule), (a) the Companies and Seller do not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to the Buyer of future revenue, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Companies or the future business and operations of the Companies or (ii) the Companies or their respective businesses, assets, liabilities or operations, except as set forth in Article III or Article IV (in each case including the related portions of the Seller Disclosure Schedule), and (b) the Buyer has not relied, nor will it rely, upon any of the information described in subclauses (i) and (ii) of clause (a) of this Section 2.6, except those representations or warranties set forth in Article III or Article IV (in each case including the related portions of the Seller Disclosure Schedule), in negotiating, executing, delivering and performing this Agreement and the transactions contemplated hereby. The foregoing, however, does not limit or modify the representations and warranties in Article III or Article IV (in each case including the related portions of the Seller Disclosure Schedule) or the right of the Buyer to rely thereon.

2.7   Exclusivity of Representations. The representations and warranties made by the Buyer in this Article II are the exclusive representations and warranties made by the Buyer. The Buyer hereby disclaims any other express or implied representations or warranties with respect to itself.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the Seller Disclosure Schedule, Seller hereby represents and warrants to the Buyer that:

3.1   Organization; Qualification; Power and Authorization. Seller is a limited liability company, validly existing and in good standing under the Laws of its jurisdiction of formation. Seller has the corporate power and authority to enter into, deliver and carry out its obligations pursuant to each of the Transaction Documents to which it is a party. Seller is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where such authorization is required, except where the failure to be so authorized or in good standing would not result in a material adverse change in the ability of Seller to perform its obligations under this Agreement or on the ability of Seller to consummate the Transactions. Seller's execution, delivery and performance of each Transaction Document to which it is a party has been duly authorized by Seller and no other corporate proceeding on the part of Seller is necessary to authorize the Transaction Documents and the Transactions, and Seller has duly executed and delivered this Agreement and each other Transaction Document to which it is a party.

3.2   Binding Effect and Noncontravention.

(a)   Each Transaction Document to which Seller is a party constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles related to or limiting creditors' rights generally and by the availability of equitable remedies and defenses.

(b)   The execution, delivery and performance by Seller of the Transaction Documents to which Seller is a party and the consummation of the Transactions do not and shall not (with or without notice or lapse of time or both): (i) conflict with or result in a breach of the terms, conditions or provisions of the certificate of formation or operating agreement (or similar governing documents) of Seller; (ii) result in the imposition of any Lien upon any of the properties or assets of Seller; (iii) result in a breach or violation by Seller of any of the terms, conditions or provisions of any material Law or Order to which Seller or any of its respective properties or assets is subject; or (iv) require any authorization, consent or approval of or by any third Person or Governmental Entity which has not heretofore been obtained.

3.3   Purchased Equity. Seller holds of record and has good and valid title to the Purchased Equity, free and clear of any and all Liens, other than those imposed by or arising out of applicable Laws or the Operating Agreement. Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Purchased Equity that will survive the Closing Date.

3.4   No Litigation. There is no Action or Proceeding pending or, to the Knowledge of Seller, threatened against Seller or its respective properties, assets or businesses, or Order to which Seller is subject that would adversely affect Seller's performance of its obligations under this Agreement or which challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

3.5   Brokers. No broker, finder or similar agent has been employed by or on behalf of Seller, and no Person with which Seller has had any dealings or communications of any kind is entitled to any brokerage commission, finder's fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

3.6   No Foreign Persons. Seller is not a "foreign person" as such term is described in Section 1445 of the Code.

3.7   Exclusivity of Representations; Projections.

(a)   The representations and warranties made by Seller in this <u>Article III</u> are the exclusive representations and warranties made by Seller. Except for any representations and warranties set forth in this <u>Article III</u>, the Companies and their respective assets are sold "AS IS, WHERE IS," and Seller expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, operations of the facilities, the title, condition, value or quality of assets of the Companies or the prospects (financial and otherwise), risks and other incidents of the Companies, and EXCEPT AS SPECIFICALLY SET FORTH HEREIN, SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF QUALITY, NON-INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE ASSETS OF THE COMPANIES OR ANY PART THEREOF, OR WHETHER LATENT OR PATENT. No material or information provided by or communications made by Seller or any of its Affiliates, or by any advisor thereof, whether by use of a "data room," or in any information memorandum, or otherwise, will cause or create any warranty, express or implied, as to or in respect of the Companies, or the title, condition, value or quality of the assets or liabilities of the Companies.

(b)   Seller makes no representation or warranty whatsoever with respect to any estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). The Buyer agrees that neither Seller nor any other Person will have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer's use of, any information regarding the Companies or their respective assets and liabilities, including any offering memorandum prepared, as supplemented or amended, and any information, document or material made available to the Buyer or its Affiliates in certain physical or on-line "data rooms," management presentations or any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANIES

Except as set forth on the Company Disclosure Schedule, each Company hereby represents and warrants to the Buyer that:

4.1   <u>Organization; Qualification; Power and Authority</u>.

(a)   2020 US is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. 2020 US has the requisite limited liability company power and authority necessary to enter into, deliver and carry out its obligations pursuant to each of the Transaction Documents to which it is a party and to consummate the Transactions hereby and thereby. 2020 Canada is a named corporation duly organized, validly existing, and in good standing (or comparable status) under the Laws of the Alberta, Canada and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. 2020 Canada has the requisite corporate power and authority necessary to enter into, deliver and carry out its obligations pursuant to each of the Transaction Documents to which it is a party and to consummate the Transactions hereby and thereby.

(b)   Such Company is duly licensed or qualified to do business and is in good standing (or comparable status) in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to so qualify would not have a Material Adverse Effect.   The execution, delivery and performance by such Company of each Transaction Document to which it is a party, and the consummation of the Transactions, have been duly authorized by such Company and no other organizational proceeding on the part of such Company is necessary to authorize the Transaction Documents and the Transactions, and such Company has duly executed and delivered each Transaction Document to which it is a party.

4.2   <u>Binding Effect and Noncontravention</u>.

(a)   Each Transaction Document to which such Company is a party constitutes a valid and binding obligation of such Company enforceable against such Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws and equitable principles related to or limiting creditors' rights generally and by the availability of equitable remedies and defenses.

(b)   Except as otherwise set forth on <u>Section 4.2(b)</u> of the Company Disclosure Schedule, the execution, delivery and performance by such Company of the Transaction Documents to which such Company is a party and the consummation of the Transactions do not and shall not (with or without notice or lapse of time or both): (i) conflict with or result in a breach of the terms, conditions or provisions of the corporate governance documents of such Company; (ii) result in the imposition of any Lien (other than Permitted Liens) upon any of the properties or assets of such Company; (iii) result in a breach or violation by such Company of any of the terms, conditions or provisions of any Material Contract or any material Law or Order to which such Company or any of its respective properties or assets is subject; or (iv) require any authorization, consent or approval of or by any third Person or Governmental Entity which has not heretofore been obtained, except, in the case of clauses <u>(ii)</u>, <u>(iii)</u> and <u>(iv)</u> above, for such Liens, breaches, violations, authorizations, consents or approvals which would not have a Material Adverse Effect.

4.3   <u>Capitalization; Subsidiaries; Corporate Records; Tax Classification</u>.

(a)   The Interests are the only equity securities of 2020 US that are issued and outstanding. The Interests (i) were duly authorized for issuance, (ii) are validly issued and are held of record by Seller, (iii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (iv) are not subject to any preemptive or subscription rights that will survive the Closing Date. The Shares are the only equity securities of 2020 Canada that are issued and outstanding. The Shares (I) were duly authorized for issuance, (II) are fully paid and non-assessable, (III) are validly issued and are held of record by Seller, (IV) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (V) are not subject to any preemptive or subscription rights that will survive the Closing Date. The Interests were issued pursuant to a valid exemption from registration under the Securities Act of 1933, as amended, and in accordance with all requirements of Law, including all federal and state securities Laws.

(b) There are no issued or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require such Company to issue, sell or otherwise cause to become issued any of its equity interests. There are no issued or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to such Company.

(c) Such Company has no subsidiaries, and does not otherwise control, directly or indirectly, nor has any direct or indirect equity participation in, any Person.

(d) Such Company has delivered to the Buyer true, correct and complete copies of the certificate of formation of 2020 US and the articles of incorporation of 2020 Canada, certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization, and the Operating Agreement, in each case as amended and in effect on the due date hereof.

(e) 2020 US is classified for U.S. federal and applicable state income tax purposes as a "disregarded entity" with respect to Seller.

4.4 <u>Absence of Certain Developments</u>. Except as expressly contemplated by this Agreement or as set forth on <u>Section 4.4</u> of the Company Disclosure Schedule, since the date of the Latest Balance Sheet there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any other events, changes, occurrences or circumstances, has had a Material Adverse Effect.

4.5 <u>Permits</u>. Each of the Permits set forth on <u>Section 4.5</u> of the Company Disclosure Schedule is in full force and effect and such Company has not received any written or, to the Knowledge of such Company, verbal notification or communication from any Governmental Entity within the past year regarding any deficiency or infraction under, or violation of, such Permit.

4.6 <u>Insurance</u>. <u>Section 4.6</u> of the Company Disclosure Schedule sets forth a list of each insurance policy held by such Company and, in respect of each such policy, the policy name, policy number, carrier, term, and amount of annual premium. Seller has paid any premiums owed in respect of each such policy for the duration of the term thereof.

4.7 <u>Material Contracts</u>.

(a) <u>Section 4.7(a)</u> of the Company Disclosure Schedule sets forth a list as of the date hereof of the following Contracts (each such Contract required to be set forth on such Schedule, a "<u>Material Contract</u>") to which such Company is a party or by which it is bound:

(i) all Contracts for the purchase by such Company of machinery, equipment or other personal property other than those that are for amounts not to exceed $150,000 annually;

(ii) all employment and consulting Contracts under which an employee is entitled to receive annual compensation in excess of $150,000;

(iii) all Contracts related to lease of real property by such Company;

(iv) all Contracts limiting the ability of such Company to engage in any line of business or to compete with any Person or in any geographical area;

(v) all Contracts with customers of such Company involving anticipated gross revenue in calendar year 2020; and

(vi) all material partnership agreements and joint venture agreements relating to such Company.

(b) Except as set forth in Section 4.7(b) of the Company Disclosure Schedule, each Material Contract is in full force and effect and is the legal, valid and binding obligation of such Company, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) or the implied covenant of good faith and fair dealing. Such Company is not in default under any Material Contract.

4.8 Broker Fees. No broker, finder or similar agent has been employed by or on behalf of such Company, and no Person with which such Company has had any dealings or communications of any kind is entitled to any brokerage commission, finder's fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

4.9 Exclusivity of Representations; Projections.

(a) The representations and warranties made by each Company in this Article IV are the exclusive representations and warranties made by such Company. Except for any representations and warranties set forth in this Article IV, the Companies and their respective assets are sold "AS IS, WHERE IS," and the Companies expressly disclaim any other representations or warranties of any kind or nature, express or implied, as to liabilities, operations of the facilities, the title, condition, value or quality of assets of the Companies or the prospects (financial and otherwise), risks and other incidents of the Companies, and EXCEPT AS SPECIFICALLY SET FORTH HEREIN, THE COMPANIES SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF QUALITY, NON-INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE ASSETS OF THE COMPANIES OR ANY PART THEREOF, OR WHETHER LATENT OR PATENT. No material or information provided by or communications made by the Companies or any of their respective Affiliates, or by any advisor thereof, whether by use of a "data room," or in any information memorandum, or otherwise, will cause or create any warranty, express or implied, as to or in respect of the Companies, or the title, condition, value or quality of the assets or liabilities of the Companies.

(b) Neither Company makes any representation or warranty whatsoever with respect to any estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). The Buyer agrees that neither Company nor any other Person will have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer's use of, any information regarding the Companies or their respective assets and liabilities, including any offering memorandum prepared, as supplemented or amended, and any information, document or material made available to the Buyer or its Affiliates in certain physical or on-line "data rooms," management presentations or any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS AND OTHER AGREEMENTS

5.1   General. Each of the Parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions.

5.2   Public Announcements. No Party shall make, or permit any agent or Affiliate to make, any public statements, including any press releases, with respect to this Agreement and the Transactions without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Parties may make disclosures required by any applicable Law or Order, in which case the Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance. The Buyer and Seller shall jointly agree on the content and substance of all public statements concerning the Transactions other than those that are permitted pursuant to the preceding sentence.

5.3   Confidentiality. After the Closing Date, that certain Non-Disclosure Agreement, dated as of May 4, 2020, by and between the Buyer and Seller shall be deemed to have been terminated by the parties thereto and shall no longer be binding. Seller shall keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information concerning the Companies, including, without limitation, accounting, financial, tax sales, trade secrets, intellectual property, customer, marketing or technical information, which is not otherwise available from open sources ("Confidential Information") and will not use any Confidential Information for its own benefit or for the benefit of any other Person (other than the Companies and the Buyer), and will cause its Representatives and Affiliates to do the same; *provided*, *however*, that "Confidential Information" shall not include (i) information that is or becomes available to Seller on a non-confidential basis from a source other than the Companies, (ii) information that is or becomes a matter of public knowledge through no fault of Seller, (iii) information that is rightfully obtained by Seller from a third party that is not under any contractual, legal or fiduciary obligation of confidentiality to the Companies and is otherwise authorized to make such disclosure without restriction, or (iv) information that is independently developed by Seller without the use of any information regarding the Companies or the Buyer. Seller agrees that, from and after the Closing Date, promptly following request from the Buyer or the Companies, Seller will, and will cause its Representatives and controlled Affiliates to, deliver to the Buyer or the Companies, as applicable, all documents or other tangible embodiments constituting Confidential Information without retaining any copy thereof (other than as required by Law or in accordance with bona fide internal document retention policies and procedures of Seller or its members).

5.4   Indemnification and Insurance.

(a)   The Buyer agrees that all rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Closing Date and rights to advancements of expenses relating thereto now existing in favor of the current or former managers, officers, employees, members, authorized persons, and agents of the Companies (the "Company Agents") as provided in the certificate of formation of 2020 US, articles of incorporation 2020 Canada, Operating Agreement, corporate resolution or any indemnification agreement between either Company and any of the Company Agents shall survive the transactions contemplated hereby and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any the Company Agent, unless an alteration or modification of such document is required by Law or the Company Agent affected thereby otherwise consents in writing thereto.

(b)   The Buyer acknowledges that Seller has purchased a "tail" policy providing director's and officers' liability insurance coverage for the benefit of those Persons who are covered by the Companies' or Seller's directors' and officers' liability insurance policies as of immediately prior to the Closing with respect to matters occurring prior to the Closing and that is at least equal to the coverage provided under the Companies' or Seller's current directors' and officers' liability insurance policies. The Seller shall maintain in effect, without any lapses in coverage, such "tail" policy for a period of six (6) years following the Closing Date.

(c)   Following the Closing, the Buyer shall, and shall cause the Companies to, maintain each Pollution Insurance Policy that is furnished to Seller pursuant to Section 1.4(a)(iv) for a period of at least ten (10) years, and shall not amend or reduce the coverage under any such Pollution Insurance Policy during such period without the prior written consent of Seller or ACMO (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that the Buyer shall, and shall cause the Companies to, replace ACMO as an additional insured under each Pollution Insurance Policy with another Person designated by ACMO upon receipt of written notice from ACMO in the event that ACMO (i) liquidates, dissolves or is wound down, (ii) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (iii) transfers all or substantially all of its properties and assets to any Person.

(d)   In the event that the Buyer, either Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, the Buyer shall ensure that such Person assumes the obligations set forth in this Section 5.4.

5.5   Release.

(a)   Effective as of the Closing, the Buyer and each Company release and discharge (a) Seller and its past, present and/or future Affiliates, managers, directors, officers, employees, agents, attorneys, members, stockholders, insurers, successors and/or assigns and (b) such Company's past and present managers, directors, officers, employees, agents, attorneys, members and stockholders (individually, a "Buyer Released Party"), from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of such Company and any Buyer Released Party from the beginning of time through the Closing Date, it being understood, however, that such release shall not operate to release such Buyer Released Party from (i) any indemnity obligations, if any, under Article VI or (ii) claims, demands or causes of action resulting from willful misconduct or fraud. The Buyer acknowledges that the Laws of many states provide substantially the following: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR." The Buyer acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, the Buyer agrees that, effective as of the Closing Date, each Company and the Buyer shall waive any such provision. The Buyer further agrees that none of the Buyer, either Company, or any Affiliate of any of them, shall (i) institute a lawsuit or other legal proceeding based upon, arising out of, or relating to any of the released claims; (ii) participate, assist, or cooperate in any such proceeding; or (iii) encourage, assist and/or solicit any other Person to institute any such proceeding.

(b)   Effective as of the Closing, the Seller releases and discharges the Company and its past, present and/or future Affiliates, managers, directors, officers, employees, agents, attorneys, members, stockholders, insurers, successors and/or assigns (individually a "Seller Released Party"), from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of such Company and any Seller Released Party from the beginning of time through the Closing Date, it being understood, however, that such release shall not operate to release such Seller Released Party from (i) any indemnity obligations, if any, under Article VI or (ii) claims, demands or causes of action resulting from willful misconduct or fraud. The Seller acknowledges that the Laws of many states provide substantially the following: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR." The Seller acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, the Seller agrees that, effective as of the Closing Date, Seller shall waive any such provision. The Seller further agrees that neither Seller nor any Affiliate of Seller shall (i) institute a lawsuit or other legal proceeding based upon, arising out of, or relating to any of the released claims; (ii) participate, assist, or cooperate in any such proceeding; or (iii) encourage, assist and/or solicit any other Person to institute any such proceeding.

5.6   Tax Matters.

(a)   The Buyer and Seller agree that all of the Purchase Price, as finally determined, shall be allocated to the Interests. The Buyer and Seller recognize that because the Company is classified as a "disregarded entity" with respect to Seller for U.S. federal and applicable state income tax purposes, the purchase of the Interests contemplated by this Agreement shall be treated for U.S. federal and applicable state income tax purposes as the sale of all the assets of the Company by Seller and the purchase of all of the assets of the Company by the Buyer. Accordingly, the Buyer shall, within sixty (60) days after the Closing Date, prepare and deliver to Seller a statement (the "Allocation Statement") allocating the portion of the Purchase Price allocable to the Interests as finally determined pursuant to this Agreement (together with all other amounts that are treated as consideration for U.S. federal income tax purposes) among each of the assets of the Company in accordance with Section 1060 of the Code, which Allocation Statement shall be subject to the approval of Seller. For all Tax purposes, the Buyer and Seller agree to report the transactions contemplated by this Agreement in a manner consistent with the Allocation Statement, and further agree that neither of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise, unless otherwise (a) required by Law as mutually agreed by the Buyer and Seller or (b) required by a Final Determination.

(b)   Seller shall indemnify the Buyer Indemnified Parties against and hold them harmless from all Loss suffered or incurred by any such Buyer Indemnified Party resulting from, arising from, or based upon: (i) any and all Taxes imposed on, of or with respect to Seller; (ii) any and all Taxes imposed on, of or with respect to the Companies or their operations attributable to any Pre-Closing Tax Period; (iii) any and all Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any credit, refund or other recovery that gave rise to a payment to, or for the benefit of, the Seller under Section 5.6(h); and (iv) any and all Taxes resulting from, arising from, or based upon the repayment, cancellation, settlement, or discharge of the Indebtedness due to JPMorgan Chase Bank, N.A. (including, without limitation, any and all Taxes resulting from, arising from, or based upon any cancelation of discharge of indebtedness income for U.S. federal, state, local or foreign income tax purposes).

(c)   If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to Section 5.6(b) hereof is asserted in writing against any Buyer Indemnified Party, the Buyer shall promptly notify Seller of such claim or demand and give Seller such information with respect thereto as Seller may reasonably request; provided, however, that failure by the Buyer to comply with these provisions shall not affect the rights to indemnification hereunder of the applicable Buyer Indemnified Party except to the extent that such failure materially impairs the ability of Seller to contest such Tax liabilities. Seller may discharge, at any time, its indemnification obligation under Section 5.6(b) hereof by paying the applicable Buyer Indemnified Party the amount payable pursuant to Section 5.6(b) hereof. Seller shall have the right to, at Seller's own expense, control any and all Actions (including any Tax audit, and including the filing of an amended Tax Return) solely attributable to a Pre-Closing Tax Period (a "Seller Tax Contest"); provided, however, (i) the Buyer shall have the right (but not the duty) to participate in the defense of any Seller Tax Contest and to employ counsel, at its own expense, separate from the counsel employed by Seller and (ii) Seller shall keep the Buyer reasonably informed of all proceedings related to such Seller Tax Contest. The Buyer shall have the right to control any and all Actions (including any Tax audit) and including the filing of an amended Tax Return) attributable to a Straddle Period (a "Straddle Period Tax Contest"); provided, however, (i) Seller, at its sole cost and expense, shall have the right to participate in the defense of any such Straddle Period Tax Contest, and (ii) the Buyer shall keep Seller reasonably informed of all proceedings related to such Straddle Period Tax Contest. Neither Seller, nor the Buyer, nor the Companies nor any of their Affiliates shall settle or compromise any Seller Tax Contest or a Straddle Period Tax Contest without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Parties shall cooperate as reasonably requested in the defense or prosecution thereof.

(d)   The Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to any Pre-Closing Tax Period as is reasonably necessary for the filing of any Tax Return, for the preparation of any audit and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. The Buyer and Seller agree to retain or cause to be retained all books and records relating to Tax matters for Tax periods or portions of Tax periods of the Companies ending on or before the Closing Date until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Governmental Entity. The Buyer and Seller shall cooperate with each other in the conduct of any audit or proceeding involving the Companies for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

(e)   All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) ("Transfer Taxes") shall be borne by the Buyer. The Party required by applicable Law to file the Tax Return covering any such Transfer Taxes shall do so in the time and manner required. The Parties shall cooperate in good faith to minimize the amount of any such Transfer Taxes to the extent allowed under applicable Law.

(f)   Seller shall prepare or cause to be prepared, all Tax Returns required to be filed by the Companies pertaining to any Pre-Closing Tax Period that actually ends on or prior to the Closing Date, whether due before, on, or after the Closing Date ("Seller Tax Returns"). Such Seller Tax Returns shall be prepared in a manner consistent with past practice of the relevant Company (except as otherwise required by applicable Law). Seller shall permit Buyer to review and comment on each Seller Tax Return at least thirty (30) days prior to filing and upon finalization by Seller, the Buyer shall file or cause to be filed such Seller Tax Return. The Buyer shall prepare and file or cause to be prepared and filed when due any Tax Returns required to be filed by the Companies pertaining to any Straddle Period ("Buyer Tax Returns"), and each such Buyer Tax Return shall be prepared in a manner consistent with past practice (except as otherwise required by applicable Law). The Buyer shall permit Seller to review and comment on each Buyer Tax Return at least thirty (30) days prior to filing.

(g)   Any Taxes related to Straddle Periods shall be allocated between the Pre-Closing Tax Period and Post-Closing Tax Period as follows: (i) the real, personal and intangible property and other similar ad valorem Taxes ("Property Taxes") imposed upon each Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the total number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes (other than Property Taxes) imposed upon each Company allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period.

(h)　　Any refunds of any Taxes with respect to a Pre-Closing Tax Period (net of Taxes or reasonable out-of-pocket expenses incurred by the Buyer with respect thereto), shall belong to Seller and be paid to Seller promptly upon receipt of recovery of such refunds by the Buyer, the Company, or any of their respective Affiliates. Notwithstanding anything herein to the contrary, nothing in this Section 5.6(h) shall require that the Buyer make any payment with respect to any refund of any Taxes (and such refunds shall be for the benefit of the Buyer and the Company) that is with respect to (i) any refund of Tax resulting from the payment of Taxes on or after the Closing Date to the extent the Seller has not indemnified the Buyer or the Company for such Taxes, or (ii) any refund of Tax that gives rise to a payment obligation by the Company to any Person under applicable Law or pursuant to a provision of a contract or agreement entered into (or assumed) by the Company on or prior to the Closing Date.

(i)　　Without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Buyer nor any of its Affiliates (including the Companies after the Closing Date) shall (i) other than with respect to the filing of Tax Returns pursuant to Section 5.6(f), file, amend or re-file any Tax Return with respect to either Company for a Pre-Closing Tax Period, (ii) agree to waive or extend the statute of limitations relating to any Taxes of either Company for any Pre-Closing Tax Period, (iii) make, revoke or change any Tax election relating to either Company with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (iv) voluntarily approach any Tax authority regarding any Tax or Tax Return of either Company for a Pre-Closing Tax Period, or (v) take any other action with respect to a Pre-Closing Tax Period to the extent that Seller may have an indemnity obligation under this Agreement.

ARTICLE VI

INDEMNIFICATION; SURVIVAL

6.1　　Indemnification by Seller.

(a)　　Subject to the terms, conditions and limitations of this Article VI, following the Closing, Seller shall indemnify the Buyer, its Affiliates (including the Companies after Closing), and their respective successors, assigns, officers, managers, directors, employees, representatives, members, partners, and agents (the "Buyer Indemnified Parties"), against, and hold them harmless from, any Loss suffered or incurred by any such Buyer Indemnified Parties resulting from or based upon any one or more of the following:

(i)　　any breach of any representation or warranty made by Seller contained in Article III or by either Company contained in Article IV; and

(ii)　　the breach of any covenant by Seller or any pre-Closing covenant by either Company contained in this Agreement.

(b)   Notwithstanding the foregoing, (i) the Buyer Indemnified Parties shall not be entitled to recover Losses under Section 6.1(a)(i) until the aggregate amount of all such Losses which the Buyer Indemnified Parties would be entitled to recover exceeds $300,000 (the "Deductible"), in which case the Buyer Indemnified Parties shall only be entitled to recover Losses in excess of the Deductible (provided, that the Deductible shall not apply to any Losses arising from claims for fraud) and (ii) in no event shall the aggregate Liability of Seller under Section 6.1(a) exceed the Closing Purchase Price.

6.2   Indemnification by the Buyer.

(a)   Subject to the terms, conditions and limitations of this Article VI, following the Closing, the Buyer shall indemnify the Seller, its Affiliates, and their respective successors, assigns, officers, managers, directors, employees, representatives, members, partners, and agents (the "Seller Indemnified Parties"), against, and hold them harmless from, any Loss suffered or incurred by any such Seller Indemnified Parties arising or resulting from or based upon any one or more of the following:

(i)   any breach of any representation or warranty of the Buyer contained in Article II;

(ii)   the breach of any covenant by the Buyer contained in this Agreement; and

(iii)   any Environmental Costs and Liabilities and any Action or Proceeding by any Governmental Entity related to either Company or their respective assets or operations, whether arising prior to or after the Closing Date.

6.3   Other Limitations. Subject to the terms and conditions of this Article VI, following the Closing:

(a)   Any Liability for indemnification under this Article VI shall be determined without duplication of recovery by reason of the set of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.

(b)   Except with respect to (i) claims for fraud, (ii) claims for Taxes under Section 5.6, and (iii) actions seeking injunctive and provisional relief (including specific performance), the indemnification provisions contained in this Article VI shall be the sole and exclusive remedy of the Parties following the Closing for any and all breaches of the representations, warranties, covenants or agreements of the Parties under this Agreement and any other Transaction Document.

6.4   Procedures Relating to Indemnification.

(a)   Claims Procedure. An Indemnified Person shall give prompt written notice (a "Claim Notice") to the Indemnifying Person after the Indemnified Person first becomes aware of any event or other facts that has resulted or that might result in any Loss for which the Indemnified Person is entitled to any indemnification under this Agreement, and such notice shall contain (i) a reasonably detailed description and, if known, the estimated amount of any Loss incurred or reasonably expected to be incurred by the Indemnified Person together with such supporting documents reasonably available to such Indemnified Person, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Person and (iii) a demand for payment of such Loss; provided, that failure to give such notification shall not affect such Indemnified Person's right to indemnification hereunder, except to the extent that the Indemnifying Person is actually and materially prejudiced thereby. After the giving of any Claim Notice pursuant hereto, the Indemnifying Person shall respond within fifteen (15) days after receipt thereof (the "Claim Response"). Any Claim Response must specify whether the Indemnifying Person disputes the claim described in the Claim Notice and the basis of such dispute. If the Indemnifying Person does not notify the Indemnified Person within fifteen (15) days following its receipt of such Claim Notice that such Indemnifying Person disputes its Liability to the Indemnified Person under this Article VI, such claim specified in the Claim Notice shall be conclusively deemed a Liability of the Indemnifying Person under this Article VI and the amount specified in the Claim Notice shall be payable by the Indemnifying Person to the Indemnified Person on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Indemnifying Person has timely disputed its Liability with respect to such claim through the delivery of a Claim Notice, the Indemnifying Person and the Indemnified Person shall use commercially reasonable efforts to negotiate in good faith a resolution of such dispute and, if not resolved through negotiations within forty-five (45) days after the conclusion of the fifteen (15) day response period, such dispute shall be resolved exclusively by binding arbitration at the New York office of Sheppard, Mullin, Richter & Hampton LLP under the auspices of the American Arbitration Association (the "AAA") pursuant to the Commercial Arbitration Rules of the AAA and shall be by one (1) arbitrator, independent of the parties, selected from a list provided by the AAA in accordance with such Commercial Arbitration Rules and applying the internal Laws of the State of New York in the resolution of such dispute. The arbitration hearings shall be confidential. The arbitrator shall make his or her decision in writing within thirty (30) days after the close of the arbitration hearing. To the maximum extent permitted by law, the decision of the arbitration shall be final and binding and not be subject to appeal. If a party against whom the arbitrator renders an award fails to abide by such award, the other party may seek to enforce such award in a court of competent jurisdiction in accordance with Section 7.3. Any amounts payable by Seller or by the Buyer to the Indemnified Person as finally determined pursuant to this Section 6.4(a) shall be paid by wire transfer of immediately available funds within three (3) Business Days after such final determination.

        (b)   <u>Third Party Claims</u>.

        (i)   In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person against the Indemnified Person (a "<u>Third-Party Claim</u>"), such Indemnified Person must provide the Indemnifying Person with a Claim Notice regarding the Third-Party Claim promptly and in any event within ten (10) Business Days after receipt by such Indemnified Person of written notice of the Third-Party Claim; provided, that failure to give such notification shall not affect an Indemnified Person's right to indemnification hereunder, except to the extent that the Indemnifying Person is actually and materially prejudiced thereby. Thereafter, the Indemnified Person shall deliver to the

Indemnifying Person, within five (5) Business Days after the Indemnified Person's receipt thereof, copies of all notices and documents (including court pleadings) received by the Indemnified Person relating to the Third-Party Claim together with such supporting documents reasonably available to such Indemnified Person. Notwithstanding the foregoing, any Third-Party Claims with respect to Taxes shall be addressed in the manner set forth in Section 5.6.

(ii)   Subject to the remainder of this Section 6.4(b)(ii), if a Third-Party Claim is made against an Indemnified Person, the Indemnifying Person will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel reasonably acceptable to the Indemnified Person. If the Third-Party Claim includes allegations for which the Indemnifying Person both would and would not be obligated to indemnify the Indemnified Person, the Indemnifying Person and the Indemnified Person shall in that case jointly assume the defense thereof. Should the Indemnifying Person so elect to assume the joint defense of a Third-Party Claim, notwithstanding anything to the contrary, the Indemnifying Person will not be liable to the Indemnified Person for legal fees and expenses subsequently incurred by the Indemnified Person in connection with the joint defense thereof. If the Indemnifying Person assumes such defense solely, the Indemnified Person shall have the right, at its own expense, to participate in the defense thereof and, at its own expense, to employ counsel reasonably acceptable to the Indemnifying Person, separate from the counsel employed by the Indemnifying Person, it being understood that the Indemnifying Person shall control such defense. The Indemnifying Person shall be liable for the fees and expenses of counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed the defense thereof (other than during any period in which the Indemnified Person shall have failed to give notice of the Third-Party Claim as provided above). If the Indemnifying Person chooses to defend or prosecute any Third-Party Claim, all the Parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Person's request) the provision to the Indemnifying Person of records and information which are reasonably relevant to such Third-Party Claim, and making officers, directors, employees and agents of the Indemnified Person available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Person. Whether or not the Indemnifying Person shall have assumed the defense of a Third-Party Claim, the Indemnified Person shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Person's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Person shall not admit any Liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnified Person's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Indemnified Person shall agree to any admission of Liability, settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Person may recommend and that by its terms obligates the Indemnifying Person to pay the full amount of the Liability in connection with such Third-Party Claim and which releases the Indemnified Person completely in connection with such Third-Party Claim so long as such admission of Liability, settlement, compromise or discharge is confidential. Notwithstanding anything herein to the contrary, in no event shall the Indemnifying Person be entitled to assume or conduct the defense of any Third-Party Claim (and such defense shall be handled exclusively by the Indemnified Person) if (A) such Third-Party Claim seeks non-monetary, equitable or injunctive relief or alleges violation of criminal law, (B) such Indemnifying Person does not agree in writing that it is obligated to pay all Losses arising from or related to such claim subject only to the limitations on indemnification contained in this Article VI, if applicable, (C) the Indemnifying Person does not, upon assumption of such defense in accordance with this Section 6.4(b)(ii), conduct the defense of such Third-Party Claim actively and diligently (in which case, the Indemnifying Person shall cease to control such defense), or (D) such Third-Party Claim includes as the named parties in any such Third-Party Claim both the Indemnified Person and the Indemnifying Person and the Indemnified Person or the Indemnifying Person reasonably determine upon the advice of counsel that representation of both parties by the same counsel would be prohibited by applicable codes of professional conduct.

6.5   Survival. The representations and warranties contained in this Agreement shall survive the Closing and remain in full force and effect for a period of twelve (12) months following the Closing Date; provided, that claims related to fraud with respect to this Agreement shall survive indefinitely. Notwithstanding the foregoing, if any Claims Notice regarding any claim for a breach of a representation or warranty is delivered in good faith in accordance with the terms of Section 6.4(a) within the survival period provided in this Section 6.5, such claim shall survive until such time as such claim is finally resolved.

6.6   Tax Treatment of Indemnification Payments. Any payments made pursuant to this Agreement in respect of the indemnification obligations set forth in this Article VI shall in each case be treated as an adjustment to the consideration paid by the Buyer hereunder, unless a Final Determination with respect to the Indemnified Person causes any such payment not to be treated as an adjustment thereto. For purposes of this Agreement, "Final Determination" means (i) with respect to federal income Taxes, a "determination" as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD, and (ii) with respect to Taxes other than federal income Taxes, any final determination of Liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

ARTICLE VII
MISCELLANEOUS

7.1   Expenses. Except as otherwise provided in this Agreement, each Party to this Agreement will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees).

7.2   Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of New York, without regard to the conflicts of Law principles that would require the application of any other Law.

7.3   Jurisdiction; Service of Process. Each of the Parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York state court sitting in New York County, New York in any Action or Proceeding arising out of or relating to this Agreement or any of the Transactions, waives any objection it may now or hereafter have to venue or to convenience of forum, and agrees not to bring any Action or Proceeding arising out of or relating to this Agreement or any of the Transactions in any court other than the foregoing courts. The Parties agree that any or all of them may file a copy of this Section 7.3 with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive any objections to venue or to convenience of forum.

7.4   Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY.

7.5   Attorney's Fees. If any Action or Proceeding for the enforcement of this Agreement is brought with respect to or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions hereof, the successful or prevailing Party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that Action or Proceeding, in addition to any other relief to which it may be entitled.

7.6   Waiver; Remedies Cumulative. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. No failure or delay by any Party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the other Transaction Documents can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any of the other Transaction Documents.

7.7   Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed given to a Party when (a) delivered by hand, (b) one Business Day after being sent by a nationally recognized overnight courier service (costs prepaid), (c) on the date of transmission if sent by email with confirmation of transmission by the transmitting equipment, or (d) when received by the addressee, if sent by certified mail, postage prepaid and return receipt requested, in each case to the following:

if to the Buyer (or the Companies after the Closing), to:

Sky Quarry Inc.
1800 N. Vine Street, 2nd Floor
Los Angeles, CA 90028
Attention: Marcus Laun
Email: marcus@skyquarry.com

with a copy (which shall not constitute notice) to:

Kordestani Legal Partners Inc.
4540 Campus Drive Suite 100
Newport Beach, CA 92660
Attention: Harrison P. Kordestani, Esq.
Email: hpk@kordestanilaw.com

if to Seller, to:

2020 Resources Holdings LLC
c/o Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
Attention: General Counsel
Email: legal@anchoragecap.com

with a copy (which shall not constitute notice) to:

Sheppard Mullin, Richter & Hampton, LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: David D'Amour
             Shon E. Glusky, Esq.
Email: DDAmour@sheppardmullin.com
             SGlusky@sheppardmullin.com

Any Party may change its contact information for notices and other communications hereunder by notice to the other Parties hereto in accordance with this Section 7.7.

7.8   Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party without the prior written consent of the other Parties hereto and any assignment or transfer not in compliance with the above shall be null and void.

7.9   No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement (including provisions benefiting (a) Company Agents contained in Section 5.4, (b) Indemnified Persons contained in Article VI and (c) ACMO contained in Sections 1.4(a)(iv), 5.4, 6.4(a), 6.5 and Article VIII), this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto and such successors and permitted assigns, any legal or equitable rights, remedy or claim hereunder.

7.10   Amendments. No amendment to this Agreement shall be effective unless it shall be in writing and signed by the Buyer and Seller.

7.11   Disclosure Schedules.   The Seller Disclosure Schedule and the Company Disclosure Schedule (together, the "Disclosure Schedules") are attached to and form a part of this Agreement and shall be subject to the following terms and conditions: (a) the disclosures in any section or subsection of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section or subsection thereof as though fully set forth in such other section or subsection for which there is an explicit cross-reference or applicability of such information and disclosure is reasonably apparent on its face; (b) no reference in the Disclosure Schedules to any agreement or document shall be construed as an admission or indication by any Party to this Agreement to any third party of any matter whatsoever, including that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document, except as otherwise explicitly set forth in the Disclosure Schedules or this Agreement; (c) no disclosure relating to any possible breach or violation of any agreement, Law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred; (d) headings and introductory language have been inserted on the sections of the Disclosure Schedules for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in this Agreement; (e) the sections of the Disclosure Schedules are qualified in their entirety by reference to the provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations, warranties, covenants or obligations of the Parties except as and to the extent provided in this Agreement; and (f) unless otherwise defined herein or unless the context otherwise requires, capitalized terms used in the Disclosure Schedules have the meanings assigned to them in this Agreement.

7.12   Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties hereto may occur if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that such injury would not be adequately compensable in damages because of the difficulty of ascertaining the amount of damages that will be suffered if this Agreement was breached. The rights and obligations of the Parties shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith, without the necessity of posting a bond or other security or proving actual damages and without regard to the adequacy of any remedy at law.

7.13   Construction. In construing this Agreement, including the Exhibits hereto, the following principles shall be followed: (a) the terms "herein," "hereof," "hereby," "hereunder" and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed; (b) except as otherwise set forth herein, references to Articles, Sections, Schedules and Exhibits refer to the Articles, Sections, Schedules and Exhibits of this Agreement, which are incorporated in and made a part of this Agreement; (c) a reference to any Person shall include such Person's predecessors; (d) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; (e) no consideration shall be given to the headings of the Articles, Sections, Schedules, Exhibits, subdivisions, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction; (f) the word "includes" and "including" and their syntactical variants mean "includes, but is not limited to" and "including, without limitation," and corresponding syntactical variant expressions; (g) a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any Exhibit; (h) the word "dollar" and the symbol "$" refer to the lawful currency of the United States of America; and (i) the plural shall be deemed to include the singular and vice versa.

7.14   Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto) and the other Transaction Documents contain the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and, except as explicitly set forth herein, supersede all prior and contemporaneous oral and written agreements and understandings relating to such subject matter.

7.15   Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

7.16   Mutual Drafting. The Parties hereto are sophisticated and have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions of any Laws or other rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

7.17   Counterparts; Electronic Transmission. This Agreement may be executed in one or more counterparts, including by facsimile or email transmission, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

7.18   Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

ARTICLE VIII
DEFINITIONS

For the purposes of this Agreement, the following terms have the meanings set forth below:

"2020 Canada" has the meaning set forth in the preamble.

"2020 US" has the meaning set forth in the preamble.

"AAA" has the meaning set forth in Section 6.4(a).

"ACMO" means ACMO USOS LLC, a Delaware limited liability company.

"ACMO Promissory Note" means the Promissory Note in the form attached hereto as Exhibit A.

"Action or Proceeding" means any action, suit, claim, hearing, proceeding or arbitration by any Person before any Governmental Entity, or any investigation or audit by any Governmental Entity, excluding any prepayment reimbursement claims reviews, audits, actions, or inquiries made in the ordinary course by a Governmental Entity.

"Affiliate" means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person within the meaning of the Securities Exchange Act of 1934, as amended.

"Agreement" has the meaning set forth in the preamble.

"Allocation Statement" has the meaning set forth in Section 5.6(a).

"Business Day" means any day excluding Saturday, Sunday and any day that is a legal holiday under the Laws of the State of New York or the Laws of the State of California or is a day on which banking institutions located in either such State are authorized or required by Law to close.

"Buy-Back Amount" means the sum of the amounts set forth on Schedule 8.1 under the heading "CD Balance" in respect of 2020 US's certificates of deposit at Zions Bank as of the Closing.

"Buyer" has the meaning set forth in the preamble.

"Buyer Indemnified Parties" has the meaning set forth in Section 6.1(a).

"Buyer Released Party" has the meaning set forth in Section 5.5(a).

"Buyer Tax Returns" has the meaning set forth in Section 5.6(f).

"Cash Amount" means the sum of all cash and cash equivalents of the Company (including, for the avoidance of doubt, the amount of all checks, ACH transfers and other funds received and posted to accounts receivable, but not yet deposited, but excluding the amount of all issued but uncleared checks and drafts) calculated as of as the delivery of the statement described in Section 1.4(b)(x).

"Claim Notice" has the meaning set forth in Section 6.4(a).

"Claim Response" has the meaning set forth in Section 6.4(a).

"Closing" has the meaning set forth in Section 1.3.

"Closing Date" has the meaning set forth in Section 1.3.

"Closing Purchase Price" has the meaning set forth in Section 1.2.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" or "Companies" has the meaning set forth in the preamble.

"Company Agents" has the meaning set forth in Section 5.4(a).

"Contracts" means all written or oral executory contracts, agreements, subcontracts, indentures, notes, bonds (including surety bonds), loans, instruments, leases, mortgages, franchises, licenses, purchase orders, sale orders, proposals, bids, understandings or commitments.

"Deductible" has the meaning set forth in Section 6.1(b).

"Deposit" means the deposits in the aggregate amount of $225,000.00 that the Buyer paid to Seller pursuant to that certain Letter of Intent, dated as of April 28, 2020 (as amended), by and between the Buyer and Seller.

"Disclosure Schedules" has the meaning set forth in Section 7.11.

"Environmental Costs and Liabilities" means, with respect to any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, damages (including punitive damages and consequential damages) costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation or alleged violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, regulation or otherwise, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order or agreement with any Governmental Entity or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

"Environmental Laws" means all laws, statutes, regulations, ordinances (including common law), orders, injunctions, judgments, directives, policies or rules of any Governmental Entity of competent jurisdiction governing or relating to pollution or protection of human health and safety (including worker health and safety), Hazardous Materials, or the environment (including ambient air, surface water, ground water, land, surface or subsurface strata, and natural resources), including: (i) those providing liability in connection with or imposing cleanup, investigatory or remediation obligations relative to any Release or threatened Release of Hazardous Materials; and (ii) those otherwise relating to any environmental aspect of the manufacture, processing, distribution, use, treatment, storage, disposal, emission, discharge, transport or handling of Hazardous Materials (including, without limitation, the federal Occupational Safety and Health Act, and any super-national, regional, state, local or provincial counterparts or analogues thereto).

"Environmental Permits" means all Permits under any Environmental Laws for the lawful operation of either Company, its properties and/or its assets as was conducted immediately prior to the Closing.

"GAAP" means United States generally accepted accounting principles as in effect from time to time.

"Governmental Entity" means any court, tribunal, arbitrator or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, contractor, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

"Governmental Indemnity Agreement" any agreement entered into by and between Seller and/or its Affiliates, as indemnitee, and any Governmental Entity (including, without limitation, The Utah School and Institutional Trust Lands Administration), as indemnitor, pursuant to which such Governmental Entity fully indemnifies Seller and its Affiliates with respect to any Environmental Costs and Liabilities related to either Company or their respective assets or operations, whether arising prior to or after the Closing Date.

"Hazardous Materials" means any chemical, pollutant, contaminant, waste, toxic or hazardous substance or material, crude oil, petroleum and petroleum products or by-products, polychlorinated biphenyls, asbestos or asbestos-containing materials, lead or lead-based paints or materials, free crystalline silicates or silica, natural gas silicates or silica, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas), or radioactive material and any and all other terms of similar import, substances or materials including hazardous waste as defined at Utah Code Section 19-6-1-102 and wastes that are identified, listed, regulated or as to which liability may be imposed at any time under Environmental Laws whether or not such substance or material is defined as hazardous under the Environmental Laws.

"Indebtedness" of any Person means, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness under any credit facility or agreement or obligations evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of the Person's business (other than the current liability portion of any indebtedness for borrowed money)); (c) all obligations of such Person under leases required to be capitalized in accordance with GAAP (excluding the SITLA Leases); (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (e) the liquidation value, accrued and unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred equity of such Person; (f) all obligations of the type referred to in clauses (a) through (e) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

"Indemnified Person" means any Buyer Indemnified Party or any Seller Indemnified Party, as the case may be.

"Indemnifying Person" means any Person(s) against whom a claim for indemnification is being asserted by any Buyer Indemnified Party or any Seller Indemnified Party under Article VI.

"Interests" has the meaning set forth in the recitals.

"JPM Promissory Note" means the Promissory Note in the form attached hereto as Exhibit B.

"Knowledge" means, (i) as it applies to the representations, warranties and covenants made by the Buyer in this Agreement, the actual knowledge of David Sealock; and (ii) as it applies to representations, warranties and covenants made by Seller or the Companies in this Agreement, the actual knowledge of Claude Pupkin and Barclay Cuthbert.

"Latest Balance Sheet" means each Company's unaudited balance sheet as of May 31, 2020 and the related unaudited statement of income for the five (5) month period then ended.

"Law" means any applicable law, statute, rule, regulation, ordinance, Order or circular, official policy, or any other pronouncement or interpretation having the effect of law of the United States of America, any foreign country or any domestic or foreign state, county, city or other political subdivision of any Governmental Entity.

"Liability" or "Liabilities" means any and all debts, losses, damages, adverse claims, fines, penalties, liabilities or obligations of any nature whatsoever, whether known or unknown, asserted or unasserted, accrued or fixed, absolute or contingent, mature or unmatured, liquidated or unliquidated, determined or indeterminable, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

"Lien" means any mortgage, lien, pledge, mortgage, deed of trust, lease, charge, security interest, claim, contractual restriction, right of first refusal, easement, right-of-way, option, conditional sale or other title retention agreement, or any other restriction or limitation of any kind whatsoever.

"Loss" means any direct or indirect Liability, claim, loss, damage, obligation, judgment or penalty (including, unless otherwise provided in this Agreement, reasonable attorneys' fees and expenses).

"Material Adverse Effect" shall mean any change, development, circumstance, effect or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, liabilities or results of operations of the applicable Company; provided, that any adverse change, development, circumstance, effect or event arising from or related to any of the following shall not be taken into account in determining whether a "Material Adverse Effect" has occurred: (A) any change in the United States or foreign economic or political conditions in general or financial markets in general, (B) any change that affects the surface oil sands mining industry, (C) any natural disaster or act of nature or any hostility, act of war, sabotage, terrorism, military action or any escalation or worsening thereof or any pandemic, epidemic or other viral outbreak, (D) any action (or inaction) taken by the Buyer with respect to the Transactions, (E) any change in Law or accounting rules or the interpretation thereof, (F) the failure of the applicable Company to meet any budgets, projections or other financial forecasts, (G) the compliance with the terms of, or the taking any action required or contemplated by, this Agreement or (H) the public announcement of the Transactions or the consummation thereof, including any loss of customers, suppliers, distributors or other persons having material business dealings with the applicable Company, except, in the case of each of clauses (A), (B), (C) and (E), to the extent any such change or event has a materially disproportionate effect on the applicable Company compared to other participants in the surface oil sands mining industry (in which case only such disproportionate effect may be taken into account in determining whether there has been a Material Adverse Effect).

"Material Contract" has the meaning set forth in Section 4.7(a).

"Operating Agreement" means that certain Limited Liability Company Operating Agreement of 2020 US, dated as of November 6, 2017, as amended.

"Order" means any writ, judgment, decree, injunction or similar order of any Governmental Entity, in each case whether preliminary or final.

"Party" or "Parties" has the meaning set forth in the preamble.

"Payoff Amount" means an amount equal to the sum of (a) all trade accounts payable of the Companies incurred with respect to the period prior to the Closing, (b) *plus* all severance payments owed to employees of the Companies who were terminated prior to the Closing, (c) *plus* any Indebtedness of the Companies that the Seller elects to have paid directly by the Buyer at Closing, in each case outstanding immediately prior to the Closing.

"Permits" means licenses, certificates of occupancy and other permits, consents and approvals required by any Governmental Entity to lawfully operate the Companies' businesses.

"Permitted Liens" means (a) Liens for Taxes or assessments and similar charges, which either are (i) not delinquent or (ii) being contested in good faith, (b) interests or title of, or Liens to secure, landlords, sublandlords, licensors, sublicensors or licensees under real estate or mineral leases, licenses or other rental or lease agreements, (c) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers' compensation, unemployment insurance, pension or other social security, governmental insurance and governmental benefits mandated under applicable Laws, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (d) mechanics', materialmen's or contractors' Liens or any similar statutory Lien, (e) zoning, entitlement, building and other similar restrictions which are not violated by the current conduct of the Business, (f) purchase money Liens in any property acquired by the Companies in the ordinary course of business and (g) easements, covenants, rights of way or other encumbrances or restrictions, if any, that do not materially impair the use of the assets to which they relate in the Business, taken as a whole, as conducted on the date hereof.

"Person" means any individual, partnership, corporation, association, limited liability company, joint stock company, a trust, joint venture, firm, association, unincorporated organization, Governmental Entity or other entity.

"Pollution Insurance Policies" means environmental and/or pollution insurance policies or riders providing coverage for Environmental Costs and Liabilities related to the Companies and their respective operations, containing a scope of coverage, liability amounts, deductibles, and such other terms as are in form and substance satisfactory to Seller, and which scope of coverage and liability amounts shall be at least equal to the scope of coverage and liability amounts of the environmental and/or pollution insurance policies maintained by the Companies immediately prior to the Closing.

"Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date; and with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

"Prepaid Expenses Amount" means the sum of all operating expenses of the Companies for the period from and after the Closing that have been paid by the Companies or Seller prior to the Closing, including, without limitation, rent, utility charges, insurance charges and advance production royalties for the period from and after the Closing, but excluding, for the avoidance of doubt, the amounts included in the calculation of the Buy-Back Amount.

"Property Taxes" has the meaning set forth in Section 5.6(g).

"Purchase Price" has the meaning set forth in Section 1.2.

"Purchased Equity" has the meaning set forth in the recitals.

"Release" or "Released" means any release, spill, emission, overflow, leaking, pumping, pouring, dumping, emptying, discharge, disposing, deposit, injection, escaping, leaching, seepage, infiltration or migration, whether intentional or accidental, authorized or unauthorized, into the environment or into or out of any property.

"Remedial Action" means all actions including any capital expenditures undertaken to (a) clean up, remove, treat or in any other way address any Hazardous Material, (b) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care, (d) respond to a directive or Order, or (e) to correct a condition of noncompliance with Environmental Laws.

"Representatives" means with respect to a particular Person, any manager, director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"Seller" has the meaning set forth in the preamble.

"Seller Indemnified Parties" has the meaning set forth in Section 6.2(a).

"Seller Released Party" has the meaning set forth in Section 5.5(b).

"Seller Tax Contest" has the meaning set forth in Section 5.6(c).

"Seller Tax Returns" has the meaning set forth in Section 5.6(f).

"Shares" has the meaning set forth in the recitals.

"SITLA Leases" means each of the following mineral leases by and between the State of Utah, acting by and through the School and Institutional Trust Lands Administration, as lessor, and 2020 US, as lessee (by way of assignment):

PR Spring Land Leases		
Mineral Lease No.	Description	Acreage
49579-OBA	T. 15.5 S, R. 24 E., SLB&M Section 32: Lots 1 and 6 (E1/2NE1/4)	50.42
49927-OBA	T. 15 S., R. 23 E., SLB&M, Uintah County Section 26: All (640.00 Acres) Section 35: All (640.00 Acres) Section 36: N1/2, SW1/4, N1/2SE1/4, SW1/4SE1/4 (600.00 Acres) T. 15.5 S, R. 24 E., SLB&M Grand County Section 31: Lots 1-6, NE1/4SW1/4, N1/2SE1/4, SE1/4SE1/4 (352.65 Acres) Section 32: Lots 2-5, SW1/4 (279.01 Acres) T. 16 S., R. 24 E., SLB&M, Grand County Section 4: Lots 3 - 7, SE1/4NW1/4, E1/2SW1/4 Section 5: Lots 1 - 6, SW1/4NW1/4, W1/2SW1/4 Section 6: Lots 2 - 7, S1/2NE1/4, SE1/4NW1/4, E1/2SW1/4, SE1/4 (all) Section 7: Lots 1 and 2, NE1/4, E1/2NW1/4 Section 8: Lots 1 and 2, NW1/4, S1/2NE1/4	4,319.87
51705-OBA	T. 15 S., R. 23 E., SLB&M Section 27: NE1/4, N1/2NW1/4, SE1/4NW1/4, S1/2 Section 28: SE1/4 Section 33: NE1/4 Section 34: All	1,560.00
		5,930.29

"Straddle Period" means any taxable period that includes but does not end on the Closing Date.

"Straddle Period Tax Contest" has the meaning set forth in Section 5.6(c).

"Tax" or "Taxes" means: (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, alternative, add-on, minimum, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, ad valorem, license, registration, transfer, fuel, excise, parking, payroll, withholding, unemployment compensation, workers' compensation, social security, retirement, pension plan or other tax of any nature; or (b) any deficiency, interest or penalty imposed with respect to any of the foregoing.

"Tax Return" means any return, statement, estimate, report and form that is required to be filed with any Governmental Entity relating to the imposition of any Tax.

"Third-Party Claim" has the meaning set forth in Section 6.4(b)(ii).

"Transaction Documents" means this Agreement and all other agreements, instruments, certificates and other documents to be entered into or delivered by any Party, pursuant to any of the foregoing.

"Transfer Tax" has the meaning set forth in Section 5.6(e).

"Treasury Regulations" means the final and temporary income tax regulations promulgated by the U.S. Department of Treasury under the Code.

"Transactions" means the transactions contemplated by the Transaction Documents.

[SIGNATURES ON NEXT PAGE]

INTENDING TO BE LEGALLY BOUND, the undersigned Parties have executed this Securities Purchase Agreement as of the date first written above.

BUYER:

SKY QUARRY INC.

By: DocuSigned by:

DavidSealock

65E42F74F590445...

Name: David Sealock
Title: Chairman and Chief Executive Officer

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

SELLER:

2020 RESOURCES HOLDINGS LLC

By: ACMO USOS LLC,
its sole member

By: Anchorage Capital Group, L.L.C.,
its Investment Manager

By: /s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

2020 US:

2020 RESOURCES LLC

By: 2020 Resources Holdings LLC,
its sole member

By: ACMO USOS LLC,
its sole member

By: Anchorage Capital Group, L.L.C.,
its Investment Manager

By: /s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

2020 CANADA:

2020 RESOURCES (CANADA) LTD.

By: 2020 Resources Holdings LLC,
its sole member

    By: ACMO USOS LLC,
    its sole member

        By: Anchorage Capital Group, L.L.C.,
        its Investment Manager



        By: _____
         Name: Natalie Birrell
         Title: Chief Operating Officer